Mail Stop 0408





								July 25, 2005



Mr. F. Thomas David
President and Chief Executive Officer
First Southern Bancorp
201 South Main Street
Statesboro, Georgia 30458


      Re:	First Southern Bancorp
      Schedule 13e-3
      Filed June 22, 2005
      File No. 005-80820
      Preliminary Proxy Statement on Schedule 14A
      Filed June 22, 2005
      File No. 000-50259
      Amendment No. 1 to Form 10-KSB
      Filed April 26, 2005
      File No. 000-50259



Dear Mr. David:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General
1. Please provide your legal and factual analysis of how the involuntary exchange of common shares for new Series A shares is allowable under your Articles of Incorporation and Georgia Corporation Law. We note that a substantive change in shareholder rights is being proposed without obtaining consent of affected shareholders.

2. It appears that approval of the transaction will authorize a new class of shares and will provide for the reclassification of shares of common stock held by owners of less than 500 of such shares of common stock into the new class of shares (Series A). Since the company is effectively issuing new securities to its current common holders, explain in your response letter what exemption from Section
5 of the Securities Act of 1933 the company is relying on to issue those new securities without registration. Describe all relevant facts that you believe support your reliance on any such exemption.

3. We note that you are purporting to create two classes of securities, out of what is currently a single class of common shares, for the purpose of taking the company. In your response letter, provide your legal analysis as to why the common shares and Series A shares are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange
Act of 1934. We may have further comments.


Preliminary Proxy Statement on Schedule 14A
Summary Term Sheet, page 3
4. Please revise the summary term sheet to comply with the requirement of Item 1001 of Regulation M-A that each of "the bullet points must cross-reference a more detailed discussion contained in the disclosure document that is disseminated to security holders."

5. Please revise the section entitled "Terms of the Series A Stock to be Issued in the Reclassification," on page 3 to discuss the changes in voting rights sooner in the discussion and to state clearly and prominently the loss of voting rights.

6. Please revise the section entitled "Fairness of the Reclassification," on page 6 to identify the affiliates engaged in the transaction, to disclose their roles in the transaction and their fairness determinations and to briefly summarize the positive and negative factors considered by the board.

7. Please revise the section entitled "Effectiveness of the Reclassification," on page 6, to comply with the requirement of Item
1001 of Regulation M-A that it "provide security holders with sufficient information to understand the essential features and significance of the proposed transaction" by disclosing the fact that the approval of the transaction is assured. In this regard, disclose the percentage of shares needed for approval of the reclassification, the percentage of shares beneficially owned by directors and executive officers and the fact that all directors and executive officers have indicated their intention to vote to approve the reclassification.

8. Please revise the section entitled "Dissenters` Rights," on page
6, to comply with the requirement of Item 1001 of Regulation M-A that
it "provide security holders with sufficient information to understand the essential features and significance of the proposed transaction" by briefly summarizing the dissenters` rights under
Georgia law both substantively and procedurally.   Prominently
disclose that the proper exercise of dissenters` rights will enable a holder to receive cash for their shares of common stock.


Q&A, page 7
9. In the fourth Q&A where you discuss the vote required, state that a vote in favor of the reclassification is assured because 52% of the voting shares are held by insiders who will vote in its favor.


Purpose of the Reclassification, page 9
10. Please revise this section to comply with the requirement of Instruction 1 to Item 1013 that "conclusory statements will not be considered sufficient disclosure" by clarifying how you will save legal, accounting and administrative expenses given your obligations to submit quarterly financial reports with the FDIC and your intention to deliver annual and semiannual financial statements to shareholders. Please disclose any such obligations under Georgia state law. Please be more specific as to what you would not be doing if you were no longer a public company and quantify each of the savings.


Background of the Reclassification, page 12
11. Please revise this section to disclose the conflict of
interest
posed by insiders` 52% beneficial ownership and expected post-
reclassification increase in their proportionate interest.   For
example, do any of the insiders hold fewer than 500 shares? Further, provide more detail regarding the insiders` role in the transaction, including discussions and structuring.

12. Please further explain the basis for your claim, on page 13, that the value of the Series A stock is equivalent to the value of the common stock.


Reasons for the Reclassification, page 14
13. Please revise your disclosure of direct and indirect costs to reconcile these numbers with those in note 12 to your 2004 financial
statements.   For example, you state that you will save $50,000 in
legal fees but in 2004 you only had $57,976 in both legal and professional fees. Please explain how you would cut legal fees by almost 90 percent.


Potential Disadvantages of the Reclassification, page 15
14. This section appears to address the disadvantages of the company going private rather than all the potential disadvantages of the transactions which could include receiving shares with limited voting rights, etc. Please revise to clarify or expand to address all potential disadvantages of the transaction.

15. Further, please discuss in greater detail the consequences of the termination of registration and reporting under the Exchange Act, addressing, for example, liabilities under the Exchange Act, the proxy rules, the beneficial ownership rules, the short-swing profit rules and any applicable timing requirements.



Effects of the Reclassification on First Southern, page 15
16. Please revise this section to comply with the requirement of Instruction 2 to Item 1013 that you include "a reasonably detailed discussion of both the benefits and detriments of the Rule 13e-3 transaction to the subject company..." clearly distinguishing between the two categories of effects (as you do in your discussion of the effects on shareholders). Please discuss in reasonable detail how you will operate differently including how your internal controls will be different. Please discuss in reasonable detail how not being a public company may affect your ability to obtain financing.

17. We note that the Series A shares will be held by approximately 481 record holders. What consideration was given to the risk that the company may be required to register the class of Series A under
Section 12(g) of the Exchange Act in the event the number of record holders exceeds 500 as of the last day of its next fiscal year? Expand to address.

18. Please discuss in greater detail the consequences of the elimination of Securities Act registration. See comment 16 above.

19. Expand the section "Effect on Market for Shares" on page 16 to clearly state what you believe will be the effect on liquidity of the common stock and the new market for the Series A stock. We note you describe the current "minimal liquidity" of the common and expected
"limited liquidity" for the Series A. Please distinguish between "minimal" and "limited."


Effects of the Reclassification on Affiliates, page 16
20. Please revise this section to comply with the requirement of Instruction 2 to Item 1013 that you include "a reasonably detailed discussion of both the benefits and detriments of the Rule 13e-3 transaction to...affiliates" clearly distinguishing between the two categories of effects.

21. In addition, please comply with the requirement of Instruction 2 to Item 1013(c) that the benefits and detriments "must be quantified to the extent practicable."

22. Please delete your characterization of the six percent increase in ownership as "slightly."

23. Please revise this section to comply with the requirement of Instruction 3 to Item 1013) that you include "the effect of the Rule
13e-3 transaction on the affiliate`s interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages."

24. In your discussion of the detrimental effects of the reclassification, please consider recasting your assertion that officers and directors will be "deprived of the ability to dispose of their shares...under Rule 144." We note your statements, such as on page 16, regarding the "minimal liquidity of our common stock" and on page 45 that "there is no organized trading market" for the common stock and you are not aware of any trade in the stock during the past two years and a half years.


Effects of the Reclassification on Shareholders Generally, page 17
25. Please comply with the requirement of Instruction 2 to Item
1013(c) that the benefits and detriments "must be quantified to the extent practicable."

26. We note the first statement under this heading that the effects will apply regardless of whether shareholders are affiliated or not.
Please expand to state whether any affiliated shareholders hold fewer than 500, i.e., will any affiliates receive Series A stock?

27. Please revise your discussion of the dividends to disclose that
you have never paid dividends although you realized profits in
2004
and you "have no current plans to initiate payments of cash dividends." In addition, please discuss the fact that the holders of the common stock will determine the extent to which holders of Series
A stock are granted dividends.

28. Please disclose whether under the terms of the Series A stock, the board, which will be selected by the remaining common shareholders, has discretion to change the rights and preferences of the Series A shares without the consent of the Series A holders. Further, state where appropriate that the board may also subordinate the rights and preferences of the Series A stock to other classes or series of preferred stock or equity securities. Please revise your discussion, on page 18, of the liquidation preference as a "benefit" of the reclassification to reflect that the Board, which is selected by the shareholders of common stock -not the holders of Series A shares, has discretion to change the liquidation preference and may also subordinate the rights and preferences of the Series A stock to other classes or series of preferred stock or equity securities.

29. Please revise your discussion on page 18 of the detriments of the
reclassification for Series A stock to include a discussion of the impact of the reclassification on the quality and quantity of information that the unaffiliated shareholders will receive about the company. Please include a discussion of the impact of the reclassification on the rights of unaffiliated shareholders since they will be losing some of the protections of the federal securities
laws.   Please discuss the fact that after the transaction the
affiliated shareholders, because of their positions as executive officers and directors of the company, will continue to have continuous access to all the information.


Remaining Common Shareholders, page 18
30. Please revise your discussion of the detriment relating to the preference of the Series A stock to discuss the terms of the Series A stock, which provides that the Board, which is selected by the shareholders of common stock, not the holders of Series A shares, has discretion to change the rights and preferences of the Series A shares.

31. Please discuss the effect of the reclassification on the market value and liquidity of the common stock or provide a cross reference to the earlier discussion.


Recommendation of the Board of Directors; Fairness of the Reclassification, page 23
32. Revise this section to provide additional detail regarding what information the board considered. Please address each factor in Instruction 2 to Item 1014, such as current and historical stock prices, recent stock purchases and going concern and liquidation values. If a factor was not considered, disclose the basis for the belief that the factor is not material or relevant. The factors considered in determining fairness must be explained in enough detail for investors to understand them. See Instruction 3 to Item 1014 of
Regulation M-A.

33. Please revise your statement, on page 23, that "no director or executive officer is making any recommendation to the shareholders in his or her individual capacity." Clarify the paragraph by discussing the following information:
* each individual filing person did determine, in their individual capacity, that the transaction is fair to unaffiliated shareholders;
* each individual filing person is not making any recommendation to shareholders as to how to vote; and
* the board as an entity is making a recommendation as to how shareholders should vote.
Please cross reference your discussion of the individual determinations of fairness.

34. Please disclose how many of the directors own shares that are
subject to the reclassification and how many do not.   Further,
you
state frequently that the reclassification treats affiliated and unaffiliated shareholders the same. Please expand to clarify whether any affiliated shareholders will receive Series A stock.

35. Please revise your disclosure regarding the material factors upon which each of the affiliates based its fairness determination to disclose the weight assigned to each factor, to the extent practicable, as required by Item 1014 (b).

36. Please revise the sections entitled "Factors affecting
Shareholders...," "Shareholder Receiving Series A Stock" and
"Shareholder Retaining Shares of Commons Stock" to explain how these factors support the fairness of the transaction.

37. Please revise the section entitled "Procedural Fairness," on pages 26-27, to disclose whether or not the transaction was approved by a majority of the directors of the subject company who are not employees of the company, as required by Item 1014 (e).

38. Please revise the section entitled "Procedural Fairness," on pages 26-28, to provide detail regarding the analysis you conducted to conclude that "the value of the Series A stock is equivalent to the value of the common stock." Please outline any quantitative analysis undertaken and indicate whether you used conventional methods in this valuation analysis. Instruction 3 to Item 1014 states that conclusory statements will not be considered sufficient."
In addition, please provide the basis for your statement, on page
27,
that "the board believes the cash value of the Series A stock and the common stock is immaterial to the determination of the fairness of the Reclassification."

39. Please reconcile your statement on page 27 that unaffiliated shareholders can avoid the involuntary transaction by simply purchasing more shares with your statements on page 45 that "there is no organized trading market" for the common stock and you are not aware of any trade in the stock during the past two years and a half years.

40. Please comply with Item 1015 by providing the required disclosure regarding The Carson Medlin Company. Please note that the disclosure requirements apply to any "report, opinion or appraisal" materially related to the transaction including oral reports, opinions or appraisals. We note that on page 34 you disclose that you paid $7,500 for financial advisory services.


Form 10-KSB
41. Please explain to us the reasons for your amending your Form
10-
KSB for the period ending December 31, 2004 and provide a blacklined copy.



      * * * * * * * * * * * * *



      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        Please contact either Jonathan E. Gottlieb at (202) 551-
3416
or me at (202) 551-3448 with any questions.



								Sincerely,



								Jessica Livingston
								Attorney - Advisor

cc:	Kathryn l. Knudson, Esquire
	Powell Goldstein LLP
	One Atlantic Center
      Fourteenth Floor
      1201 West Peachtree Street, NW
      Atlanta, Georgia 30309-3488




Mr. F. Thomas David
First Southern Bancorp
July 25, 2005
Page 1